

July 23, 2010

Robert Rosner
Chief Executive Officer
En2Go International, Inc.
1812 W. Burbank Blvd.,
Unit 644
Burbank, California 91506

> **Re: En2Go International, Inc.**
> **Form 10-K for the period ended August 31 2009, as amended**
> **Filed December 16, 2009**
> **File No. 000-50480**

Dear Mr. Rosner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2009

Section 16(a) Beneficial Ownership Reporting Compliance, page 50

1. We note the absence of your Director and Chief Strategic Officer, Ted Cohen, from the list of persons subject to Section 16(a) of the Exchange Act who failed to file on a timely basis. In accordance with Regulation S-K, Item 405(a), in future filings please identify Mr. Cohen as a person subject to Section 16(a) who failed to file on a timely basis or tell us why you believe he is not required to file such reports. Furthermore, for Mr. Cohen, please set forth the number of late reports, the number of transactions that were not reported on a timely basis, and any known failure to file a required form.

2. Please also tell us why not all of your beneficial holders of 5% or more of your common stock have filed reports on Schedule 13D or G that meet the requirements of Section 13(d) of the Exchange Act.

Robert Rosner
En2Go International, Inc.
 July 23, 2010
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Mara L. Ransom, Legal Branch Chief at 202-551-3264 or me at 202-551-3720 if you have any questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director